November 18, 2024

Daryl Raiford
Chief Financial Officer
Bandwidth Inc.
2230 Bandmate Way
Raleigh, NC 27607

        Re: Bandwidth Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-38285
Dear Daryl Raiford:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Brandon Asbill